Exhibit 2.1

                               AMENDMENT NO. 1 TO
                  AMENDED AND RESTATED STOCK PURCHASE AGREEMENT

        This AMENDMENT NO. 1 TO AMENDED AND RESTATED STOCK PURCHASE AGREEMENT (this "Amendment") is made and entered into this 28th day of December 1998 between Calton, Inc., a New Jersey corporation ("Calton"), Calton Homes, Inc., a New Jersey corporation (the "Company"), and Braewood Development Corp., a Nevada corporation (the "Purchaser").

        In consideration of the mutual covenants and agreements set forth herein and for good and valuable consideration, the receipt of which is hereby acknowledged, the parties agree to amend that certain Amended and Restated Stock Purchase Agreement, effective as of September 2, 1998 (the "Agreement"), among Calton, the Company and the Purchaser, by assignment from Centex Real Estate Corporation, a Nevada corporation, as follows:

        Section 1. Defined Terms. All capitalized terms used but not defined in this Amendment have the respective meanings ascribed to such terms in the Agreement.

        Section 2. Litigation. (a) In connection with the preparation of Calton's financial statements for the fiscal year ended November 30, 1998, Calton has increased the reserve for litigation for that period by $824,177. Therefore, the form of Holdback Escrow Agreement attached as Exhibit B to the Agreement shall be modified to provide that the Company Deposit (as defined in the Holdback Escrow Agreement) shall be $652,085. The Company Deposit will be funded by Purchaser on behalf of the Company. The Seller Deposit (as defined in the Holdback Escrow Agreement) will be $1,506,915 funded through a reduction in the sales proceeds under the Agreement. Any settlement check or other payment for litigation or claims or associated expenses that was issued on a Company account before Closing but not cashed until after Closing, and for which a reduction in the Company Deposit has not been made, will be reimbursed to the Company from the Escrow Account.

        (b) The Holdback Escrow Agreement will include an annex that identifies the litigation and claims falling into the following categories: (i) litigation and claims involving subsidiaries of the Company, all of which will be divested before the Effective Date, and for which the Company will have no liability or obligation; (ii) litigation and claims in which the Company is plaintiff and for which Calton will bear the costs of pursuit (without recourse to the funds in the Holdback Escrow Agreement) and will receive the benefit of any recovery; and
(iii) litigation and claims in which the Company is plaintiff and for which the Company will bear the costs of pursuit (without recourse to the funds in the Holdback Escrow Agreement) and will receive the benefit of any recovery. Existing counterclaims in the cases described in clause (ii) are listed on the Litigation Schedule and will be handled in the same manner as other litigation and claims on the Litigation Schedule. Counterclaims, if any, that may yet be filed will be (or will not be) the obligation of Calton according to the indemnification provisions of the Agreement. The litigation and claims in each category are listed on the attached Annex A.

        Section 3. Income. Section 12.01(d) of the Agreement is amended to provide that in addition to other Purchase Price adjustments to be made after Closing the Purchase Price will be


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increased, on or before January 31, 1998, by fifty cents ($.50) for each dollar
($1.00) of after-tax net income of the Company for the month ended December 31, 1998.

        Section 4. Intercompany Transactions. On or before January 26, 1999, Calton will deliver to Purchaser a complete schedule of all intercompany transactions that have been made since November 30, 1998. Calton represents and warrants that such schedule will be a complete and accurate list of such intercompany transactions.

        Section 5. Bonuses. Calton has delivered to Purchaser a list of all performance bonuses to be paid by Calton or the Company for the fiscal year ended November 30, 1998, and the proposed date for payment, all of which correspond with accruals on the Pro Forma November 30, 1998 Balance Sheet. The Company will also accrue on its books bonuses for the month of December, using the same bonus accrual methods as were used for the fiscal year ended November 30, 1998.

        Section 6. Option/Bond Release. For good and valuable consideration Calton grants to Purchaser or its affiliated assignee the option, exercisable until January 30, 1999, to acquire all of the partnership interests of Talcon Title Agency, L.P., including the general and limited partnership interests, all of which are held by Calton, for $1.00 plus Purchaser's procurement of the release of Calton and its Affiliates, and any officers or directors of Calton or any such Affiliates who are personally obligated, from all liability and obligations which relate to the subdivision improvement bonds on the attached Exhibit A which is intended to represent all of the maintenance bonds for which Calton has provided an indemnity obligation to the issuer of the bonds and for which Purchaser was not otherwise required to procure a release under Section
4.25 of the Agreement.

        Section 7. Effect. Except as amended by this Amendment, the Agreement remains in full force and effect.

        Section 8. Counterpart Originals. This Amendment may be executed in any number of counterparts, each of which shall be deemed an original, but all of which shall constitute one and the same instrument. This Amendment shall be effective when it has been executed by each of the parties either in person or by facsimile.

        IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be executed as of the date first above written.

                                    CALTON, INC.



                                 By:________________________________________
                                    Anthony J. Caldarone
                                    Chairman and Chief Executive Officer

                                    CALTON HOMES, INC.




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                                 By:________________________________________
                                    Anthony J. Caldarone
                                    Chairman and Chief Executive Officer

                                    BRAEWOOD DEVELOPMENT CORP.



                                 By:________________________________________
                                    Name:  Brian J. Woram
                                    Title:  Vice President